SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 15, 2012

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1081 KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on October 15, 2012.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 15 October 2012

ING announces Management Board changes in Insurance/IM EurAsia

ING announced today the appointment of Delfin Rueda and Dorothee van Vredenburch as Members of the Management Board Insurance EurAsia (MBE) as of 1 November 2012. Within the MBE, Delfin Rueda will as Chief Financial Officer (CFO) Insurance/IM EurAsia be responsible for all operational and business-related aspects of Finance for Insurance and Investment Management Eurasia. Dorothee van Vredenburch will be responsible for Human Resources, Corporate Development, Communications and Sustainability for Insurance and Investment Management Eurasia. Matt Rider, Member of the MBE and Chief Administrative Officer will step down per 31 December 2012.

Delfin Rueda (1964, Spanish) has long-standing expertise in the international financial industry with 20 years of experience in banking and insurance in Europe. In January 2005 he was appointed Member of the Management Board and CFO of Atradius, the world’s second largest credit insurer. In August 2010, while keeping the position of CFO, he also became Chief Risk Officer of Atradius.

Before joining Atradius, Delfin Rueda was Senior Vice President of Corporate Finance in the Financial Institutions Group of JP Morgan in London. Prior to that, he worked for UBS in London as Executive Director in Corporate Finance advising Corporates and Financial Institutions and as an information technology and management consultant in Madrid. Delfin Rueda has a degree in Economic Analysis and Quantitative Economics from the Complutense University of Madrid and an MBA from the Wharton School, University of Pennsylvania, where he also held the position of Teaching Assistant of Macroeconomics.

Dorothee van Vredenburch (1964, Dutch) has been Managing Director of Corporate Communications & Affairs at ING Insurance/IM EurAsia since January 2010. In February 2012 she added the responsibility for Human Resources at Insurance/IM EurAsia. She joined ING as Managing Director of Corporate Communications & Affairs of ING Group in 2009.

After starting her career as an investment analyst in London at ABN Amro, SBC and Carnegie, Dorothee van Vredenburch in 1993 returned to the Netherlands where she founded communications firm First Financial Communications. After the firm became part of global marketing and communications group Citigate, she became Chairman of the Board for Citigate Europe. After leaving Citigate, Dorothee van Vredenburch in 2007 founded RedZebra, a consulting firm that supports organizations in aligning their people with their purpose to drive improved performance. Dorothee van Vredenburch holds a Bachelor’s degree in Business and Finance from CCAT in Cambridge, UK.

Matt Rider will step down from his positions as Member of the MBE and Chief Administrative Officer Insurance/IM EurAsia. After spending six years in The Netherlands, he has decided to return to the United States to join his family and pursue his future outside of ING. Matt Rider will work with Delfin Rueda to transition his duties and will remain advisor to the MBE until March 2013.

Jan Hommen, CEO of ING Group said: “I am pleased to welcome two such experienced and skilled professionals as Delfin and Dorothee in our team. They will play a very important role in preparing our European insurance and investment management operations for the base case of an IPO. Delfin has a great track record over many years in different capacities in the financial industry. Dorothee brings a broad experience in managing communications and complex change processes that will be instrumental in further improving our company. At the same time I want to take this opportunity to thank Matt Rider for his many years of dedicated service to ING’s international insurance and investment management operations. We wish him and his family well after his return to the United States.”

Press enquiries	Investor enquiries
Carolien van der Giessen	Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: October 15, 2012